Exhibit 99.2

Gold Mineral Reserves[1,2,3,5]

As at December 31, 2024	PROVEN[9]			PROBABLE[9]			TOTAL[9]

Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0053	3.74	0.00064	—	—	—	0.0053	3.74	0.00064

Bulyanhulu underground	0.61	7.06	0.14	16	6.96	3.6	17	6.96	3.8

Bulyanhulu (84.00%) total	0.62	7.03	0.14	16	6.96	3.6	17	6.96	3.8

Jabal Sayid surface	0.14	0.66	0.0030	—	—	—	0.14	0.66	0.0030

Jabal Sayid underground	8.7	0.32	0.089	4.5	0.46	0.066	13	0.37	0.16

Jabal Sayid (50.00%) total	8.8	0.32	0.092	4.5	0.46	0.066	13	0.37	0.16

Kibali surface	6.4	2.00	0.41	17	2.17	1.2	24	2.13	1.6

Kibali underground	7.0	4.45	1.0	16	3.74	1.9	23	3.96	2.9

Kibali (45.00%) total	13	3.28	1.4	33	2.93	3.2	47	3.03	4.6

Loulo-Gounkoto surface[4]	11	2.43	0.83	15	3.30	1.6	26	2.95	2.5

Loulo-Gounkoto underground[4]	7.6	5.13	1.3	23	4.82	3.6	31	4.90	4.9

Loulo-Gounkoto (80.00%) total[4]	18	3.56	2.1	39	4.22	5.2	57	4.00	7.3

North Mara surface	5.3	3.90	0.66	25	1.51	1.2	30	1.92	1.9

North Mara underground	2.0	3.37	0.22	5.9	4.43	0.84	7.9	4.16	1.1

North Mara (84.00%) total	7.3	3.75	0.88	31	2.07	2.0	38	2.39	2.9

Tongon surface (89.70%)	3.2	2.10	0.21	4.8	2.63	0.40	8.0	2.41	0.62

AFRICA AND MIDDLE EAST TOTAL	52	2.91	4.8	130	3.52	15	180	3.35	19

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	0.65	2.4	480	0.59	9.2	600	0.60	12

Porgera surface	0.11	2.07	0.0076	7.2	2.88	0.67	7.3	2.87	0.68

Porgera underground	0.69	6.42	0.14	3.2	6.48	0.66	3.9	6.47	0.81

Porgera (24.50%) total	0.81	5.80	0.15	10	3.98	1.3	11	4.11	1.5

Pueblo Viejo surface (60.00%)	48	2.27	3.5	130	2.06	8.8	180	2.11	12

Reko Diq surface (50.00%)	—	—	—	1,400	0.28	13	1,400	0.28	13

Veladero surface (50.00%)	24	0.66	0.51	49	0.68	1.1	73	0.67	1.6

LATIN AMERICA AND ASIA PACIFIC TOTAL	190	1.09	6.6	2,100	0.49	33	2,300	0.54	40

NORTH AMERICA

Carlin surface	4.1	1.60	0.21	58	2.39	4.4	62	2.33	4.6

Carlin underground	0.050	6.17	0.010	20	7.69	4.8	20	7.69	4.8

Carlin (61.50%) total	4.1	1.66	0.22	77	3.73	9.3	82	3.62	9.5

Cortez surface	1.0	2.78	0.090	63	1.02	2.1	64	1.05	2.2

Cortez underground	—	—	—	28	6.78	6.1	28	6.78	6.1

Cortez (61.50%) total	1.0	2.78	0.090	91	2.79	8.2	92	2.79	8.3

Hemlo surface	—	—	—	25	0.93	0.75	25	0.93	0.75

Hemlo underground	0.29	3.84	0.036	6.2	4.30	0.86	6.5	4.28	0.90

Hemlo (100%) total	0.29	3.84	0.036	31	1.60	1.6	32	1.62	1.6

Phoenix surface (61.50%)	5.2	0.64	0.11	87	0.63	1.8	92	0.63	1.9

Turquoise Ridge surface	16	2.26	1.2	11	1.92	0.66	27	2.12	1.8

Turquoise Ridge underground	6.3	11.32	2.3	16	9.48	4.8	22	10.00	7.1

Turquoise Ridge (61.50%) total	22	4.82	3.4	27	6.42	5.5	49	5.69	8.9

NORTH AMERICA TOTAL	33	3.69	3.9	310	2.61	26	350	2.71	30

TOTAL	270	1.75	15	2,500	0.90	74	2,800	0.99	89

 See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Copper Mineral Reserves[1,2,3,5]

As at December 31, 2024	PROVEN[9]			PROBABLE[9]			TOTAL[9]

Based on attributable tonnes	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mt)	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mt)	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mt)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0053	0.38	0.000020	—	—	—	0.0053	0.38	0.000020

Bulyanhulu underground	0.61	0.41	0.0025	16	0.35	0.057	17	0.35	0.060

Bulyanhulu (84.00%) total	0.62	0.41	0.0025	16	0.35	0.057	17	0.35	0.060

Jabal Sayid surface	0.14	2.68	0.0037				0.14	2.68	0.0037

Jabal Sayid underground	8.7	2.12	0.18	4.5	2.16	0.097	13	2.14	0.28

Jabal Sayid (50.00%) total	8.8	2.13	0.19	4.5	2.16	0.097	13	2.14	0.28

Lumwana surface (100%)	140	0.49	0.68	1,500	0.53	7.6	1,600	0.52	8.3

AFRICA AND MIDDLE EAST TOTAL	150	0.59	0.87	1,500	0.53	7.8	1,600	0.54	8.7

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	0.19	0.22	480	0.23	1.1	600	0.22	1.3

Reko Diq surface (50.00%)	—	—	—	1,500	0.48	7.3	1,500	0.48	7.3

Zaldívar surface (50.00%)	110	0.44	0.48	66	0.41	0.27	180	0.43	0.75

LATIN AMERICA AND ASIA PACIFIC TOTAL	220	0.31	0.70	2,100	0.42	8.6	2,300	0.41	9.4

NORTH AMERICA

Phoenix surface (61.50%)	6.9	0.16	0.011	110	0.18	0.20	120	0.18	0.21

NORTH AMERICA TOTAL	6.9	0.16	0.011	110	0.18	0.20	120	0.18	0.21

TOTAL	380	0.42	1.6	3,600	0.46	17	4,000	0.45	18

 See “Mineral Reserves and Resources Endnotes”.

Silver Mineral Reserves[1,2,3,5]

As at December 31, 2024	PROVEN[9]			PROBABLE[9]			TOTAL[9]

Based on attributable ounces	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0053	7.29	0.0012	—	—	—	0.0053	7.29	0.0012

Bulyanhulu underground	0.61	6.98	0.14	16	5.51	2.9	17	5.56	3.0

Bulyanhulu (84.00%) total	0.62	6.98	0.14	16	5.51	2.9	17	5.56	3.0

AFRICA AND MIDDLE EAST TOTAL	0.62	6.98	0.14	16	5.51	2.9	17	5.56	3.0

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	1.91	7.0	480	1.43	22	600	1.52	29

Pueblo Viejo surface (60.00%)	48	12.44	19	130	12.69	54	180	12.62	73

Veladero surface (50.00%)	24	12.92	10.0	49	13.96	22	73	13.62	32

LATIN AMERICA AND ASIA PACIFIC TOTAL	190	6.04	36	670	4.60	98	850	4.92	130

NORTH AMERICA

Phoenix surface (61.50%)	5.2	7.87	1.3	87	7.78	22	92	7.78	23

NORTH AMERICA TOTAL	5.2	7.87	1.3	87	7.78	22	92	7.78	23

TOTAL	190	6.09	38	770	4.98	120	960	5.20	160

 See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Gold Mineral Resources[1,3,5,6,7,8]

As at December 31, 2024	MEASURED (M)[9]			INDICATED (I)[9]			(M) + (I)[9]	INFERRED[10]

Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0053	3.74	0.00064	—	—	—	0.00064	—	—	—

Bulyanhulu underground	2.8	7.94	0.72	28	7.16	6.5	7.2	11	7.2	2.5

Bulyanhulu (84.00%) total	2.8	7.93	0.72	28	7.16	6.5	7.2	11	7.2	2.5

Jabal Sayid surface	0.14	0.66	0.0030	—	—	—	0.0030	—	—	—

Jabal Sayid underground	9.1	0.39	0.11	6.4	0.50	0.10	0.22	1.1	0.6	0.021

Jabal Sayid (50.00%) total	9.2	0.40	0.12	6.4	0.50	0.10	0.22	1.1	0.6	0.021

Kibali surface	9.5	2.14	0.65	26	2.17	1.8	2.5	8.2	2.2	0.58

Kibali underground	11	4.43	1.5	29	3.45	3.3	4.8	4.3	2.5	0.35

Kibali (45.00%) total	20	3.34	2.1	56	2.85	5.1	7.3	12	2.3	0.93

Loulo-Gounkoto surface[4]	12	2.41	0.95	19	3.34	2.1	3.0	2.8	2.4	0.22

Loulo-Gounkoto underground[4]	18	4.21	2.4	38	4.22	5.1	7.6	12	2.0	0.81

Loulo-Gounkoto (80.00%) total[4]	30	3.48	3.4	57	3.93	7.2	11	15	2.1	1.0

North Mara surface	7.8	3.19	0.80	36	1.60	1.9	2.7	2.0	1.6	0.10

North Mara underground	6.8	2.17	0.48	29	2.29	2.1	2.6	8.9	1.6	0.47

North Mara (84.00%) total	15	2.71	1.3	65	1.91	4.0	5.3	11	1.6	0.57

Tongon surface (89.70%)	3.8	2.24	0.28	4.8	2.71	0.42	0.70	1.5	2.3	0.11

AFRICA AND MIDDLE EAST TOTAL	81	3.05	7.9	220	3.34	23	31	52	3.1	5.2

LATIN AMERICA AND ASIA PACIFIC

Alturas surface (100%)	—	—	—	58	1.16	2.2	2.2	130	0.8	3.6

Norte Abierto surface (50.00%)	190	0.63	3.9	1,100	0.53	19	22	370	0.4	4.4

Pascua Lama surface (100%)	43	1.86	2.6	390	1.49	19	21	15	1.7	0.86

Porgera surface	—	—	—	28	2.35	2.1	2.1	17	1.7	0.94

Porgera underground	0.74	6.87	0.16	4.0	6.42	0.82	0.98	1.9	6.4	0.38

Porgera (24.50%) total	0.74	6.87	0.16	32	2.86	2.9	3.1	19	2.2	1.3

Pueblo Viejo surface (60.00%)	61	2.09	4.1	190	1.87	11	15	7.5	1.6	0.38

Reko Diq surface (50.00%)	—	—	—	1,800	0.25	15	15	640	0.2	3.9

Veladero surface (50.00%)	26	0.65	0.53	85	0.65	1.8	2.3	16	0.5	0.29

LATIN AMERICA AND ASIA PACIFIC TOTAL	320	1.08	11	3,700	0.60	70	81	1,200	0.4	15

See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Gold Mineral Resources[1,3,5,6,7,8]

As at December 31, 2024	MEASURED (M)[9]			INDICATED (I)[9]			(M) + (I)[9]	INFERRED[10]

Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)

NORTH AMERICA

Carlin surface	8.8	1.29	0.37	96	2.06	6.4	6.7	29	1.3	1.2

Carlin underground	0.086	8.55	0.024	33	7.92	8.5	8.6	19	7.3	4.5

Carlin (61.50%) total	8.9	1.36	0.39	130	3.57	15	15	48	3.7	5.7

Cortez surface	1.6	2.79	0.15	100	0.97	3.2	3.3	31	0.6	0.63

Cortez underground	—	—	—	39	6.30	8.0	8.0	15	5.6	2.8

Cortez (61.50%) total	1.6	2.79	0.15	140	2.45	11	11	46	2.3	3.4

Donlin surface (50.00%)	—	—	—	270	2.24	20	20	46	2.0	3.0

Fourmile underground (100%)	—	—	—	3.6	11.76	1.4	1.4	14	14.1	6.4

Hemlo surface	—	—	—	50	1.00	1.6	1.6	5.0	0.7	0.12

Hemlo underground	3.9	4.37	0.55	9.8	4.04	1.3	1.8	3.5	4.5	0.50

Hemlo (100%) total	3.9	4.37	0.55	60	1.49	2.9	3.4	8.5	2.3	0.62

Phoenix surface (61.50%)	5.2	0.64	0.11	240	0.49	3.9	4.0	16	0.4	0.19

Turquoise Ridge surface	16	2.22	1.2	29	1.69	1.6	2.7	14	1.1	0.51

Turquoise Ridge underground	6.6	12.01	2.5	18	9.91	5.8	8.4	3.7	8.5	1.0

Turquoise Ridge (61.50%) total	23	5.02	3.7	47	4.87	7.4	11	18	2.6	1.5

NORTH AMERICA TOTAL	43	3.58	4.9	900	2.12	61	66	200	3.3	21

TOTAL	450	1.68	24	4,800	1.01	150	180	1,400	0.9	41

See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Copper Mineral Resources[1,3,5,6,7,8]

As at December 31, 2024	MEASURED (M)[9]			INDICATED (I)[9]			(M) + (I)[9]	INFERRED[10]

Based on attributable tonnes	Tonnes (Mt)	Grade (%)	Contained Cu (Mt)	Tonnes (Mt)	Grade (%)	Contained Cu (Mt)	Contained Cu (Mt)	Tonnes (Mt)	Grade (%)	Contained Cu (Mt)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0053	0.38	0.000020	—	—	—	0.000020	—	—	—

Bulyanhulu underground	2.8	0.37	0.010	28	0.36	0.10	0.11	11	0.3	0.036

Bulyanhulu (84.00%) total	2.8	0.37	0.010	28	0.36	0.10	0.11	11	0.3	0.036

Jabal Sayid surface	0.14	2.68	0.0037	—	—	—	0.0037	—	—	—

Jabal Sayid underground	9.1	2.49	0.23	6.4	2.23	0.14	0.37	1.1	0.5	0.0058

Jabal Sayid (50.00%) total	9.2	2.50	0.23	6.4	2.23	0.14	0.37	1.1	0.5	0.0058

Lumwana surface (100%)	170	0.45	0.77	1,800	0.50	9.2	10	230	0.4	0.91

AFRICA AND MIDDLE EAST TOTAL	190	0.55	1.0	1,900	0.51	9.4	10	240	0.4	0.95

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	170	0.21	0.36	1,000	0.21	2.2	2.5	360	0.2	0.66

Reko Diq surface (50.00%)	—	—	—	2,000	0.43	8.4	8.4	690	0.3	2.2

Zaldívar surface (50.00%)	240	0.39	0.94	290	0.36	1.0	2.0	15	0.3	0.048

LATIN AMERICA AND ASIA PACIFIC TOTAL	410	0.31	1.3	3,300	0.35	12	13	1,100	0.3	3.0

NORTH AMERICA

Phoenix surface (61.50%)	6.9	0.16	0.011	300	0.17	0.51	0.52	18	0.2	0.028

NORTH AMERICA TOTAL	6.9	0.16	0.011	300	0.17	0.51	0.52	18	0.2	0.028

TOTAL	600	0.38	2.3	5,400	0.39	22	24	1,300	0.3	3.9

See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Silver Mineral Resources[1,3,5,6,7,8]

As at December 31, 2024	MEASURED (M)[9]			INDICATED (I)[9]			(M) + (I)[9]	INFERRED[10]

Based on attributable ounces	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0053	7.29	0.0012	—	—	—	0.0012	—	—	—

Bulyanhulu underground	2.8	6.87	0.62	28	5.56	5.1	5.7	11	5.7	2.0

Bulyanhulu (84.00%) total	2.8	6.87	0.62	28	5.56	5.1	5.7	11	5.7	2.0

AFRICA AND MIDDLE EAST TOTAL	2.8	6.87	0.62	28	5.56	5.1	5.7	11	5.7	2.0

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	190	1.62	10	1,100	1.23	43	53	370	1.0	11

Pascua-Lama surface (100%)	43	57.21	79	390	52.22	660	740	15	17.8	8.8

Pueblo Viejo surface (60.00%)	61	11.47	22	190	11.22	68	91	7.5	6.8	1.6

Veladero surface (50.00%)	26	13.08	11	85	13.91	38	49	16	15.8	8.2

LATIN AMERICA AND ASIA PACIFIC TOTAL	320	11.81	120	1,700	14.36	810	930	410	2.3	30

NORTH AMERICA

Phoenix surface (61.50%)	5.2	7.87	1.3	240	6.40	50	52	16	4.2	2.2

NORTH AMERICA TOTAL	5.2	7.87	1.3	240	6.40	50	52	16	4.2	2.2

TOTAL	330	11.70	120	2,000	13.28	860	990	440	2.4	34

See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Summary Gold Mineral Reserves[1,2,3,5]

For the years ended December 31	2024				2023

Based on attributable ounces	Ownership %	Tonnes (Mt)	Grade[9] (g/t)	Ounces (Moz)	Ownership %	Tonnes (Mt)	Grade[9] (g/t)	Ounces (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	84.00%	0.0053	3.74	0.00064	84.00%	0.0088	5.89	0.0017

Bulyanhulu underground	84.00%	17	6.96	3.8	84.00%	18	6.05	3.4

Bulyanhulu Total	84.00%	17	6.96	3.8	84.00%	18	6.05	3.4

Jabal Sayid surface	50.00%	0.14	0.66	0.0030	50.00%	0.064	0.38	0.00078

Jabal Sayid underground	50.00%	13	0.37	0.16	50.00%	14	0.34	0.15

Jabal Sayid Total	50.00%	13	0.37	0.16	50.00%	14	0.34	0.15

Kibali surface	45.00%	24	2.13	1.6	45.00%	24	2.05	1.6

Kibali underground	45.00%	23	3.96	2.9	45.00%	24	4.10	3.1

Kibali Total	45.00%	47	3.03	4.6	45.00%	47	3.07	4.7

Loulo-Gounkoto surface[4]	80.00%	26	2.95	2.5	80.00%	24	2.84	2.1

Loulo-Gounkoto underground[4]	80.00%	31	4.90	4.9	80.00%	33	4.81	5.1

Loulo-Gounkoto Total[4]	80.00%	57	4.00	7.3	80.00%	57	3.99	7.2

North Mara surface	84.00%	30	1.92	1.9	84.00%	30	1.90	1.8

North Mara underground	84.00%	7.9	4.16	1.1	84.00%	9.3	3.60	1.1

North Mara Total	84.00%	38	2.39	2.9	84.00%	39	2.30	2.9

Tongon surface	89.70%	8.0	2.41	0.62	89.70%	5.5	1.98	0.35

AFRICA AND MIDDLE EAST TOTAL		180	3.35	19		180	3.24	19

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface	50.00%	600	0.60	12	50.00%	600	0.60	12

Porgera surface	24.50%	7.3	2.87	0.68	24.50%	5.0	3.55	0.57

Porgera underground	24.50%	3.9	6.47	0.81	24.50%	2.9	6.96	0.65

Porgera Total	24.50%	11	4.11	1.5	24.50%	7.9	4.81	1.2

Pueblo Viejo surface	60.00%	180	2.11	12	60.00%	170	2.14	12

Reko Diq surface	50.00%	1,400	0.28	13	50.00%	—	—	—

Veladero surface	50.00%	73	0.67	1.6	50.00%	89	0.70	2.0

LATIN AMERICA AND ASIA PACIFIC TOTAL		2,300	0.54	40		870	0.96	27

NORTH AMERICA

Carlin surface	61.50%	62	2.33	4.6	61.50%	65	2.39	5.0

Carlin underground	61.50%	20	7.69	4.8	61.50%	17	8.34	4.6

Carlin Total	61.50%	82	3.62	9.5	61.50%	82	3.64	9.7

Cortez surface	61.50%	64	1.05	2.2	61.50%	110	0.82	2.8

Cortez underground	61.50%	28	6.78	6.1	61.50%	27	7.27	6.3

Cortez Total	61.50%	92	2.79	8.3	61.50%	130	2.13	9.0

Hemlo surface	100%	25	0.93	0.75	100%	27	0.97	0.84

Hemlo underground	100%	6.5	4.28	0.90	100%	6.8	4.12	0.90

Hemlo Total	100%	32	1.62	1.6	100%	34	1.60	1.7

Phoenix surface	61.50%	92	0.63	1.9	61.50%	100	0.58	1.9

Turquoise Ridge surface	61.50%	27	2.12	1.8	61.50%	22	2.36	1.7

Turquoise Ridge underground	61.50%	22	10.00	7.1	61.50%	20	10.66	6.9

Turquoise Ridge Total	61.50%	49	5.69	8.9	61.50%	43	6.29	8.6

NORTH AMERICA TOTAL		350	2.71	30		390	2.45	31

TOTAL		2,800	0.99	89		1,400	1.65	77

See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Summary Copper Mineral Reserves[1,2,3,5]

For the years ended December 31	2024				2023

Based on attributable tonnes	Ownership %	Tonnes (Mt)	Cu Grade[9] (%)	Contained Tonnes (Mt)	Ownership %	Tonnes (Mt)	Cu Grade[9] (%)	Contained Tonnes (Mt)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	84.00%	0.0053	0.38	0.000020	84.00%	0.0088	0.29	0.000026

Bulyanhulu underground	84.00%	17	0.35	0.060	84.00%	18	0.36	0.063

Bulyanhulu Total	84.00%	17	0.35	0.060	84.00%	18	0.36	0.063

Jabal Sayid surface	50.00%	0.14	2.68	0.0037	50.00%	0.064	2.63	0.0017

Jabal Sayid underground	50.00%	13	2.14	0.28	50.00%	14	2.22	0.30

Jabal Sayid Total	50.00%	13	2.14	0.28	50.00%	14	2.23	0.30

Lumwana surface	100%	1,600	0.52	8.3	100%	510	0.58	3.0

AFRICA AND MIDDLE EAST TOTAL		1,600	0.54	8.7		540	0.62	3.3
LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	50.00%	600	0.22	1.3	50.00%	600	0.22	1.3

Reko Diq surface (50.00%)	50.00%	1,500	0.48	7.3	50.00%	—	—	—

Zaldívar surface (50.00%)	50.00%	180	0.43	0.75	50.00%	180	0.42	0.74

LATIN AMERICA AND ASIA PACIFIC TOTAL		2,300	0.41	9.4		780	0.26	2.0
NORTH AMERICA

Phoenix surface	61.50%	120	0.18	0.21	61.50%	140	0.17	0.23

NORTH AMERICA TOTAL		120	0.18	0.21		140	0.17	0.23

TOTAL		4,000	0.45	18		1,500	0.39	5.6

See “Mineral Reserves and Resources Endnotes”.

BARRICK GOLD CORPORATION	PRESS RELEASE

Mineral Reserves and Resources Endnotes

1.

Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2024 (unless otherwise noted) in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which was rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum definitions, as required by NI 43-101. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resource and mineral reserve estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Peter Jones, MAIG, Manager Resource Geology – Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive. For 2024, reserves have been estimated based on an assumed gold price of US$1,400 per ounce, an assumed silver price of US$20.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Tongon, and Hemlo open pit, both where mineral reserves for 2024 were estimated using $1,650/oz; at Zaldívar, where mineral reserves for 2024 were calculated using Antofagasta guidance and an updated assumed copper price of US$3.80 per pound and at Norte Abierto where mineral reserves are reported by Newmont within a $1,200/oz, $2.75/lb copper and $22/oz Ag pit design, before application of updated 2023 project economics using escalated operating and capital costs resulting in Newmont guidance of $1,600/oz gold, $4.00/lb copper and $23/oz silver for assumed mineral reserve commodity prices. For 2023, reserves have been estimated based on an assumed gold price of US$1,300 per ounce, an assumed silver price of US$18.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Tongon, where mineral reserves for 2023 were calculated using $1,500/oz; Hemlo, where mineral reserves for 2023 were calculated using $1,400/oz and at Zaldívar, where mineral reserves for 2023 were calculated using Antofagasta guidance and an updated assumed copper price of US$3.50 per pound. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2024 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property.

2.

In confirming our annual reserves for each of our mineral properties, projects, and operations, we conduct a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

3.	All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu tonnes are reported to the second significant digit.

4.

Mineral resources and mineral reserves for the Loulo-Gounkoto Complex have been estimated under the 1991 Malian Mining Code and the Loulo and Gounkoto Mining Conventions under which the Complex has operated to date. Any update to applicable terms as a result of ongoing engagements with the Government of Mali will be incorporated after a definitive agreement is reached.

5.

2024 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as gold, copper and silver mineral resources and mineral reserves.

6.

For 2024, mineral resources have been estimated based on an assumed gold price of US$1,900 per ounce, an assumed silver price of US$24.00 per ounce, and an assumed copper price of US$4.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except Zaldívar, where mineral resources for 2024 were estimated using Antofagasta guidance and an assumed copper price of US$4.40 per pound and Norte Abierto where mineral resources are reported by Newmont within a $1,400/oz, $3.25/lb copper and $20/oz Ag pit shell, before application of updated 2023 project economics using escalated operating and capital costs resulting in Newmont guidance of $1,600/oz gold, $4.00/lb copper and $23/oz silver for assumed mineral resource commodity price. For 2023, mineral resources were estimated based on an assumed gold price of US$1,700 per ounce, an assumed silver price of US$21.00 per ounce, and an assumed copper price of US$4.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral resources for 2023 were calculated using Antofagasta guidance and an assumed copper price of US$4.20.

7.	Mineral resources which are not mineral reserves do not have demonstrated economic viability.

8.	Mineral resources are reported inclusive of mineral reserves.

9.	All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places.

10.	All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place.

BARRICK GOLD CORPORATION	PRESS RELEASE